GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

April 18, 2006
12g3-2(b) Exemption #82-31167
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Metals Retains Ascenta Capital Partners Inc. to Provide Investor Relations Services

Grant of Stock Options

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to announce that the Company has retained Ascenta Capital Partners Inc. ("Ascenta") of Vancouver, BC to provide investor relations and financial communication services.

Ascenta is a full and comprehensive provider of investor relations services. Ascenta will assist the Company in fostering productive, continuing dialogues with analysts, brokers, investors and other financial professionals.

Raising awareness within the investor and financial community is an important aspect of Great Quest's business strategy. With a drill program currently underway on the Company's Kenieba concession and with the price of gold rising in a well established bull market, the year 2006 could be a defining year for the Company. Great Quest recognizes that Ascenta will introduce the Company's story to a much broader investor audience.

Ascenta will receive a monthly retainer of $5,000 for an initial 12-month term. Great Quest will also issue as compensation to Ascenta an option to purchase 200,000 common shares at an exercise price of $0.80 per share and be effective for a period of 30 days after the expiration of the contract. The options granted will vest in accordance with TSX-V guidelines and Great Quest's stock option plan. This agreement is subject to regulatory approval.

Great Quest is a Canadian based junior resource company focused on acquiring, exploring and developing gold prospects in Mali, West Africa. The Company also holds the Taseko copper-gold-molybdenum property in British Columbia. For more information on the Company's projects please refer to www.greatquest.com.

In further news, Great Quest is announcing the granting of 500,000 stock options. A total of 300,000 options will be granted to directors, officers, consultants and employees of the Company, while 200,000 options will be granted to Ascenta Capital Partners Inc. Each stock option entitles the holder to purchase one common share at $0.80 for a term of five years. This stock option grant is subject to the Company's stock option plan and regulatory approval.

The Ascenta options are subject to additional regulations of the TSX Venture Exchange. Options issued to consultants providing Investor Relations services must vest in stages over 12 months with no more than 25% of the options vesting in any three month period.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President

06012978

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THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE.

N E W S R E L E A S E

GREAT QUEST
METALS LTD.

April 18, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 18, 2006. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com